328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 11-219
November 22, 2011

Platinum Group Reports 2011 Annual Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces the publication of the Company’s financial results for the year ending August 31, 2011. For more details of the August 31, 2011 Consolidated Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete audited 2011 Consolidated Financial Statements from the Company free of charge.

The Company’s cash position at August 31, 2011 was $112 million, including restricted cash held in South African operating company Maseve Investments 11 (pty) Ltd. (“Maseve”). At November 21, 2011 the Company’s cash position is approximately $97 million. All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights For The Year

  In October/November of 2010 the Company raised gross proceeds of $144 million on the issue of 70.15 million shares. Net proceeds were approximately $136 million after deducting underwriters’ fees of $8 million and expenses of the offering.

  In December 2010 the Company approved a USD $100 million Phase 1 development budget for its Project 1 Platinum Mine in South Africa (“Project 1”). The Phase 1 budget included purchase of surface rights, earth works, pad construction, lay down areas, surface infrastructure, a box cut, twin decline access and limited level development.

  In December 2010 the Company appointed DRA Mining Pty Ltd. as Engineering, Procurement, Construction and Management contractor for Phase 1 surface infrastructure and underground development at Project 1.

  On January 14, 2011 the Company acquired a further 19.25% interest in project holding and operating company Maseve for subscriptions in the amount of approximately $59 million (R 408.81 million), thereby increasing its shareholding and effective interest in the Projects 1 and 3 to 74%.

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  In March 2011 the Company received a positive record of decision from the Department of Mineral Resources of the Government of South Africa (“DMR”) for the detailed underground development plans and environmental management program, including the taking of a bulk sample at Project 1.

  In April 2011 a final mining right application for Project 1 was filed and later accepted for processing by the DMR. Application in terms of the National Environmental Management Act was also accepted by the DMR.

  In May 2011 the Company commenced the Phase 1 civil construction work at Project 1.

  In July 2011 the Company awarded the contract to develop the Phase 1 underground decline tunnels at Project 1 to JIC Mining Services of Johannesburg, South Africa.

  In August 2011 the Company acquired 100% ownership in the Providence Lake Nickel (Ni)- Copper (Cu)-Platinum Group Elements (PGE) property located in the Northwest Territories, Canada.

  In August 2011 the Company entered into a mandate letter with Barclays Capital, the investment banking division of Barclays Bank PLC (together with its affiliate Absa Capital, the corporate & investment banking division of Absa Bank Limited), The Standard Bank of South Africa Limited, West LB AG and Caterpillar Financial SARL for a US $260 million project finance loan to develop Project 1. The proposal is subject to certain legal and technical due diligence, final credit approval and execution of a formal loan agreement. Draw down on the facility would be subject to certain conditions, including the completion of a concentrate off take agreement and the grant of a final mining authorization for Project 1 by the DMR.

Results For The Year

During the year ended August 31, 2011 the Company incurred a net loss of $12.22 million (2010 – net income of $26.66 million). General and administrative expenses during 2011 amounted to $6.53 million (2010 - $6.54 million), losses on foreign exchange were $3.34 million (2010 -$1.01 million) while stock based compensation expense, a non-cash item, totalled $6.91 million (2010 - $137,600). Interest income earned on deposits in 2011 amounted to $3.79 million (2010 - $442,142) while a net future income tax recovery of $1.58 million was also recorded in 2011. The prior year’s income included a $2.8 million realized gain on sale of marketable securities, a gain for accounting purposes of $45.62 million on the rescission of the Company’s rights in Project 2 to Wesizwe Platinum as well a future income tax expense of $14.58 million. Loss per share for 2011 amounted to $0.07 per share as compared to a gain of $0.29 per share for fiscal 2010.

Accounts receivable at August 31, 2011 totalled $1.85 million (2010 - $1.27 million) while accounts payable and accrued liabilities amounted to $5.98 million (2010 - $2.27 million). Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration costs and administration.

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Total global exploration and development expenditures by the Company during the year totaled $24.52 million. Of this amount $23.14 million was for development and exploration on Projects 1 and 3 and $1.38 million was for other exploration. In addition the Company invested approximately $20.0 million for acquisition of property, plant and equipment for Project 1, of which approximately $14.0 million was for surface rights. Other exploration funded by joint venture partners totaled $1.95 million in 2011, comprised of $0.80 million by Sable Platinum and $1.15 million by the Japanese Oil, Gas and Metals National Corporation (“JOGMEC”).

Under the Phase 1 development program, a box cut excavation for Project 1 was completed at the end of September, 2011. Surface infrastructure continues to be under construction. In October the first blasts into the underground were completed. Of the Phase 1 USD $100 million project budget approximately USD $52 million has been spent or committed and the project is approximately 55% to 60% complete. At present, Phase 1 decline development is estimated to be 10 to 12 weeks behind original schedule. Development of the two barrel decline system is planned to advance at approximately 100 metres per month and will continue for a planned 1,200 linear metres in Phase 1, to a vertical depth of approximately 140 metres. Phase 1 will continue to Q4 of calendar 2012 as preparations for commencement of Phase 2 continue.

In September 2011 a joint engineering study on potential synergies with the Jinchuan-Wesizwe platinum mine adjacent to the Project 1 mine site was commenced.

Outlook

Preparation of detailed banking documents for the senior loan facility with the mandated syndicate of banks is ongoing. The completion of this documentation, due diligence, hedging establishment and off take negotiations are now expected to be completed during Q1 and Q2 of calendar 2012. The formal mining right record of decision from the DMR is expected before the end of Q1 of calendar 2012.

Initial technical analysis from the jointly mandated synergy study with Jinchuan-Wesizwe, by independent engineers, highlights complementary production profiles and the potential for significant capital and operational savings. The production profile of the Company’s shallow Project 1 mine is scheduled to ramp up in 2014, while the Jinchuan-Wesizwe mine is scheduled to ramp up from vertical shafts in 2018-2023. The synergy study specifically looks at sequencing and maximizing plant utilization of both Merensky and UG2 ore types from both mine areas at one location. Other advantages of a combined operation being considered include the efficient use of surface rights, tailings areas and production infrastructure. The synergy engineering study is expected to be completed in Q1 of calendar 2012.

Phase 2 development at Project 1 will commence after complete project financing is in place, off take agreements are executed and a formal mining right has been granted. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area.

Metallurgical studies have been completed and following initial strong interest negotiations with several parties regarding concentrate off-take arrangements are underway. Anglo Platinum retains a 60 day right of first refusal to match the terms of any off take agreement which the Company intends to execute. The Company estimates that the completion of off take

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arrangements, including Anglo’s 60 day right of first refusal, will be completed by Q2 of calendar 2012.

Following the completion of the Updated Feasibility Study (“UFS”) for Project 1 in October 2009 the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also incurred actual construction and property acquisition costs under the Phase 1 development program currently underway. Amendments to aspects of the UFS are in progress as expected during project implementation. Initial indicators, based on current implementation cost estimates, are that peak funding requirements for Project 1 have not changed materially from the UFS estimate. Current estimates of steady state production remain unchanged.

During 2011 a final mining right application, a social and labour program and an environmental impact assessment were filed for Project 1 and were officially accepted for processing by the DMR. The Company continues to work with the DMR to obtain a final mining authorization. A record of decision on the Company’s application for a mining right is anticipated by early 2012.

The Company plans to continue working with joint venture partner funding to conduct exploration on the Waterberg and Sable projects. On November 9, 2011 the Company announced the discovery of new PGE bearing reefs at Waterberg. Exploration has since been accelerated by the Company and joint venture partner JOGMEC with 5 drilling rigs now active on the project.

In 2011 the Company approved a $2.0 million budget for exploration work on its Canadian properties located near Thunder Bay, Ontario. This work is currently underway. Geophysics, soil and chip sampling, mapping and drilling have been a part of the 2011 work program. To date approximately $1.55 million of this budget has been expended. The Company plans to establish a new budget for Canadian exploration in 2012. Compilation work, modeling, budgeting and exploration planning is underway on the newly acquired Providence Nickel, Copper, Cobalt and Platinum Group Metals Property. Work on the ground will commence in the Northwest Territories in the spring of 2012.

About Platinum Group Metals Ltd.

Platinum Group’s main asset is a 74% interest in the Project 1 Platinum Mine where an initial construction budget of USD $100 million is in progress, including underground development. Project 1 has estimated steady state production of 275,000 ounces per year of platinum group metals based on an October 2009 Updated Feasibility Study. A banking syndicate was appointed as mandated lead arrangers in August 2011 for a $260 million senior loan facility for the project.

Initial construction at Project 1 is advancing safely and according to plan with approximately 270,000 man hours worked without a lost time incidence. There are approximately 300 persons on site with significant employee participation from the local area. Banking due diligence and documentation is in progress. The environmental assessment process is advancing according to plan. A final Environmental Impact Assessment document was published for comment in October 2011.

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Platinum Group also has active exploration programs with drilling at the Sable Joint Venture and Waterberg Joint Ventures in South Africa and active exploration in Canada for Platinum and Palladium.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”

CFO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.